UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

6 January 2004

BLUE SQUARE – ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

January 6, 2004

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax:           : 972-3-9282498
Email: irisp@coop.co.il

Blue Square-Israel Ltd Announces Termination and Appointment of Officers

Rosh Haayin, Israel – January 5, 2004 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”), announced that Mr. Dov Carmeli who served in Blue Square in the last 16 years, retired on December 31, 2003. Mr. Carmeli’s last position (since 1996), was Head of the Property and Development Division of Blue Square.

Blue Square expresses its deep appreciation to Mr. Carmeli for his significant contribution to Blue Square during all the years he served in Blue Square.

Further, Mr. Dan Parness will replace Mr. Dov Carmeli and will serve as the manager of Property and Development. Mr. Parness has served from 2000-2003 as VP Development & Marketing in Malibu Israel Ltd (“Malibu”) and as the General Counsel of Malibu between 1997-2000. Mr. Parness holds an Executive MBA degree and a LL.B degree, boths from the Tel-Aviv University, Israel.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 161 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

Forward Looking Statements
The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the prospectus for its public offering in July, 1996.